1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2007

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date	October 29, 2007	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock company incorporated in the People’s Republic of China)

(Stock Code: 1171)

ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE

15TH MEETING OF THE THIRD SESSION OF THE

BOARD OF DIRECTORS

The 15th meeting of the third session of the Board was held on 26th October 2007 at the Company’s headquarters. The resolutions passed by the Board are set out in this announcement.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The notice of the 15th meeting of the third session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was despatched on 12 October 2007 by way of written notices or e-mails. The meeting was held on 26th October 2007 at the Company’s headquarters at 298 Fushan South Road, Zoucheng City, Shandong Province, the People’s Republic of China (“PRC”). Thirteen directors were called upon for the meeting and all of them were present. The quorum of the meeting, the convening of the meeting and the voting at the meeting had complied with the requirements of laws and regulations such as the PRC Company Law, and the articles of association of the Company and were legal and valid.

The followings were resolved in the meeting:

I.	To approve the Third Quarterly Report 2007 of Yanzhou Coal Mining Company Limited, and publish the third quarter results of 2007 simultaneously in the PRC and overseas on 29th October 2007.

II.	To approve the resolution concerning the acquisition of the mining rights of Zhaolou Coal Mine by Yanmei Heze Neng Hua Company Limited for discussion by and approval in the extraordinary general meeting of the Company.

Based on the valuation on mining rights of Zhaolou Coal Mine by Beijing Jingwei Assets Valuation Company Limited, it was confirmed that the consideration for Yanmei Heze Neng Hua Company Limited (hereinafter referred to as “Heze Neng Hua”) to acquire the mining rights of Zhaolou Coal Mine from Yankuang Group Corporation Limited (the “Yankuang Group”) was RMB 747,338,700.

Zhaolou Coal Mine locates at Juye Coalfield in Shandong Province, coal productions in which contain mainly prime quality  1/3 coking coal and gas coal. Zhaolou Coal Mine is constructed by Heze Neng Hua, a subsidiary of the Company, with an annual designed production capacity of 3 million tonnes. It is expected to commence production in the second half year of 2008.

As this resolution involved connected transactions, five connected directors abstained from voting, and the remaining eight directors, who are independent of the transaction, approved and passed this resolution. The independent directors had consented and expressed their independent opinions on the resolution. The Company will publish a connected transaction announcement in a timely manner as soon as the Agreement for the Acquisition of the Mining Rights of the Zhaolou Coal Mine is signed by Heze Neng Hua and the Yankuang Group.

III.	To approve the resolution concerning the establishment of independent board committee.

Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company will establish an independent board committee, which will provide an independent opinion on whether the terms and arrangement related to the acquisition of the mining rights of Zhaolou Coal Mine by Heze Neng Hua are fair and reasonable, and whether the acquisition is in the interests of the Company and the shareholders as a whole. The members of the independent board committee are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

IV.	To approve the resolution concerning proposed revisions on the work procedures of independent directors.

The fourth item of Article 6 in the work procedures of independent directors which reads “With the consent of all the independent directors, the independent directors may engage external audit institutions or consultative institutions independently to provide audit and consultation for specific matters of the Company, the relevant costs of which shall be undertaken by the Company” to be amended to read as “With the consent of more than  1/2 members of independent directors, the independent directors may engage external audit institutions or consultative institutions independently to provide audit and consultation for specific matters of the Company, the relevant costs of which shall be undertaken by the Company”.

V.	To approve the resolution concerning proposed revisions on the Articles of Association of the Company for adoption by the extraordinary general meeting of Yanzhou Coal Mining Company Limited.

The fourth item of Article 158 of the Company’s Articles of Association which reads “With the consent of all the independent directors, the independent directors may engage external audit institutions or consultative institutions independently to provide audit and consultation for specific matters of the Company, the relevant costs of which shall be undertaken by the Company” to be amended to read as “With the consent of more than  1/2 members of independent directors, the independent directors may engage external audit institutions or consultative institutions independently to provide audit and consultation for specific matters of the Company, the relevant costs of which shall be undertaken by the Company”.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing. The independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

By order of the Board

Yanzhou Coal Mining Company Limited

Wang Xin

Chairman

Zoucheng City, Shandong Province, PRC, 26th October 2007

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310